                                                           Rule 424(b)(1)
                                                           File No. 33-63539

                                  $75,000,000
                        CONTINENTAL HOMES HOLDING CORP.

                 6 7/8% Convertible Subordinated Notes due 2002

                               ----------------
                     INTEREST PAYABLE MAY 1 AND NOVEMBER 1

                               ----------------
  The Notes offered hereby will be convertible at the option of the holder into Common Stock of the Company at any time prior to maturity, unless previously redeemed or repurchased, at a conversion rate of 42.105 shares of Common Stock per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $23.75 per share), subject to adjustment under certain circumstances. The Company's Common Stock is listed on the New York Stock Exchange under the symbol "CON". On November 6, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange was $19.625 per share.

  Interest on the Notes at a rate of 6 7/8% per annum will be payable semi-annually on May 1 and November 1 of each year, commencing May 1, 1996. The Notes will mature on November 1, 2002. The Notes will be redeemable, in whole or in part, at the option of the Company at any time on or after November 1, 1998, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. If a Change in Control (as defined herein) of the Company occurs, each holder of the Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. See "Description of Notes".

  The Notes will be unsecured and subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, and will also be effectively subordinated to all liabilities of the Company's subsidiaries. As of August 31, 1995, as adjusted to give effect to the issuance of the Notes and the application of the proceeds therefrom, approximately $111,349,000 aggregate amount of Senior Indebtedness was outstanding and the amount of trade payables and other indebtedness of the Company's subsidiaries aggregated approximately $90,590,000. The Indenture will not prohibit or limit the ability of the Company or any of its subsidiaries to incur additional Senior Indebtedness or other indebtedness. See "Description of Notes".

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES, SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                               ----------------
 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR HAS THE SECURI-
   TIES AND  EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION PASSED
    UPON  THE ACCURACY OR ADEQUACY  OF THIS PROSPECTUS. ANY  REPRESENTATION
      TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

      THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT  PASSED ON OR
         ENDORSED THE MERITS OF  THIS OFFERING. ANY  REPRESENTATION TO
            THE CONTRARY IS UNLAWFUL.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                    Underwriting
                                        Price to   Discounts and   Proceeds to
                                        Public(1)  Commissions(2) Company(1)(3)
-------------------------------------------------------------------------------
Per Note.............................     100%           3%            97%
-------------------------------------------------------------------------------
Total................................  $75,000,000   $2,250,000    $72,750,000
-------------------------------------------------------------------------------
Total Assuming Full Exercise of Over-
 Allotment Option(4).................  $86,250,000   $2,587,500    $83,662,500

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from November 10, 1995.
(2) See "Underwriting".
(3) Before deducting expenses payable by the Company estimated at $275,000.
(4) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to an additional $11,250,000 principal amount of Notes on the same terms, solely to cover over-allotments, if any. See "Underwriting".

                               ----------------

  The Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York City on or about November 10, 1995.

                               ----------------
PAINEWEBBER INCORPORATED                                       SMITH BARNEY INC.
                               ----------------

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 6, 1995.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OR THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the Public Reference Section maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices maintained by the Commission: New York Regional Office, 7 World Trade Center, 15th Floor, New York, New York 10048 and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning the Company (symbol "CON") can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby and the shares of Common Stock issuable upon conversion of the Notes. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Notes and the Common Stock offered hereby.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995; and

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1995.

  Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Continental Homes Holding Corp., 7001 N. Scottsdale Road, Suite 2050, Scottsdale, Arizona 85253, Attention: Secretary, telephone number (602) 483-0006.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all data in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  Continental Homes Holding Corp. (the "Company") designs, constructs and sells high quality single-family homes targeted to entry-level and first-time move-up homebuyers. As of August 31, 1995, the Company was offering homes for sale in 55 communities in six markets. The Company is geographically diversified, currently operating in Phoenix, Arizona; Austin and San Antonio, Texas; Denver, Colorado; South Florida; and Southern California.

  The Company is a leading homebuilder in the Phoenix and Austin markets. The Phoenix market is the Company's primary market and accounted for approximately 49% of the Company's revenues from homebuilding operations for the fiscal year ended May 31, 1995. In calendar 1994, the Company continued to be the leading non-retirement homebuilder in Phoenix for the tenth consecutive year. The Phoenix market ranked third nationally for single-family housing starts in calendar 1994 and second nationally in the six month period ended June 30, 1995. The Austin market contributed approximately 26% of the Company's revenues from homebuilding operations for the fiscal year ended May 31, 1995. The Company retained its number one ranking in Austin in calendar 1994 by delivering more single-family homes than any other homebuilder. The Company also has expanding operations in Denver, San Antonio, South Florida and Southern California. The Company complements its homebuilding activities by providing mortgage banking services in Arizona to its homebuyers and in Texas to its homebuyers and to third parties.

  The Company markets its homes by emphasizing quality housing at affordable prices. The Company's operating strategy is to (i) design efficient floorplans to minimize construction costs, (ii) negotiate favorable pricing and terms from certain of its subcontractors which perform a high volume of work for the Company and (iii) closely monitor construction costs using the Company's custom-designed management information systems.

  The Company believes that it will continue to capitalize on the operating methods and strategy that it has successfully implemented in the different geographical markets in which it operates. The Company entered the Austin, San Antonio and South Florida markets in July 1993, January 1994 and November 1994, respectively, through acquisitions of existing homebuilders. The Company will continue to review opportunities to enter new housing markets that have demonstrated periods of strong population and employment growth.

  The Company has continued to experience improved demand for its homes. The aggregate sales value of new contracts signed increased 74% in the three months ended August 31, 1995 to approximately $166,183,000 representing 1,284 homes (including approximately $7,784,000 in South Florida representing 57 homes) as compared with approximately $95,768,000 representing 718 homes for the three months ended August 31, 1994. At August 31, 1995, the Company had a backlog of signed contracts of 1,748 homes with an aggregate sales value of approximately $234,177,000 (including 118 homes in South Florida with an aggregate sales value of approximately $16,731,000), as compared with 1,028 homes with an aggregate sales value of approximately $139,822,000 at the same time last year. The Company expects that substantially all homes under contract at August 31, 1995 will be delivered during the fiscal year ending May 31, 1996.

  On September 18, 1995, Donald R. Loback, the Co-Chief Executive Officer of the Company, became Chief Executive Officer and was appointed to the additional position of Chairman, and W. Thomas Hickcox, the Chief Operating Officer of the Company, was appointed to the additional position of President, each following the resignations of Kathleen and Robert Wade (the "Wades") as Co-Chief Executive Officer and President, respectively, of the Company. In connection with the Wades' resignations, until January 19, 1996, the Company has the right to buy from the Wades, and the Wades have the right to sell to the Company, up to 488,000 shares of Common Stock of the Company held by the Wades at a price of $20.50 per share.

  The Company was incorporated in Delaware in June 1986. The Company's executive offices are located at 7001 N. Scottsdale Road, Suite 2050, Scottsdale, Arizona 85253; its telephone number is (602) 483-0006.

                                  THE OFFERING

Securities Offered..........   $75,000,000 principal amount of 6 7/8% Convert-
                               ible Subordinated Notes due 2002 (the "Notes").

Maturity Date...............   November 1, 2002.

Interest Payment Dates......   May 1 and November 1, commencing May 1, 1996.

Conversion Rights...........   Each Note will be convertible at any time prior
                               to maturity, unless previously redeemed or re-purchased, into shares of Common Stock of the Company, at a conversion rate of 42.105 shares of Common Stock for each $1,000 principal amount of Notes (equivalent to a conversion price of approximately $23.75 per share), subject to ad-justment under certain circumstances.

Optional Redemption.........   The Notes will be redeemable, in whole or in
                               part, at the option of the Company at any time on or after November 1, 1998, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption.

Repurchase of Notes upon a
 Change in Control..........
                               If a Change in Control (as defined herein) of the Company occurs, each holder of the Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and un-paid interest to the date of repurchase. A Change in Control will occur, subject to certain limitations, when a person or group of related persons (other than current management) acquires beneficial ownership of at least 50% of the to-tal voting power of all shares of capital stock of the Company entitled to vote in elections of directors.

Subordination...............   The Notes will be unsecured and subordinated in
                               right of payment to all existing and future Se-nior Indebtedness (as defined herein) of the Company, and will also be effectively subordi-nated to all liabilities of the Company's sub-sidiaries. As of August 31, 1995, as adjusted to give effect to the issuance of the Notes and the application of the proceeds therefrom, approxi-mately $111,349,000 aggregate amount of Senior
                               Indebtedness was outstanding and the amount of trade payables and other indebtedness of the Company's subsidiaries aggregated approximately
                               $90,590,000. The Indenture (as defined herein) will not prohibit or limit the ability of the Company or any of its subsidiaries to incur ad-ditional Senior Indebtedness or other indebted-ness.

Use of Proceeds.............   To redeem the Company's 6 7/8% Convertible Sub-
                               ordinated Notes due 2002 (the "Old Convertible
                               Notes"); to reduce certain other indebtedness;
                               and for working capital and general corporate purposes. A portion of the net proceeds may be used to acquire 488,000 shares of Common Stock from the Wades.

Common Stock Traded.........   The Common Stock is traded on the New York Stock
                               Exchange under the symbol "CON".

                         SUMMARY FINANCIAL INFORMATION

  The following table sets forth summary financial information regarding the results of operations and financial position of the Company. The summary financial information of the Company as of and for the five years ended May 31, 1995 has been derived from financial statements of the Company audited by Arthur Andersen LLP. The summary financial information of the Company as of August 31, 1995 and for the three months ended August 31, 1994 and 1995 have been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information for the unaudited interim periods. The operating results for the three months ended August 31, 1995 are not necessarily indicative of results for the full fiscal year. This information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's Consolidated Financial Statements and Notes thereto incorporated by reference in this Prospectus.

                                                                             QUARTER ENDED
                                      YEAR ENDED MAY 31,                      AUGUST 31,
                         ------------------------------------------------  ------------------
                           1991      1992      1993      1994      1995      1994      1995
                         --------  --------  --------  --------  --------  --------  --------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Revenues
 Home sales............. $130,611  $164,815  $200,012  $340,031  $414,718  $105,100  $132,946
 Land sales.............    4,977     3,114     4,113     1,095    10,658       --     10,761
 Mortgage banking and
  title operations......    2,930     1,905     2,426     6,967     6,707     1,866     2,586
 Other income, net......       97       590       482       527       369        77       112
                         --------  --------  --------  --------  --------  --------  --------
Total revenues..........  138,615   170,424   207,033   348,620   432,452   107,043   146,405
                         --------  --------  --------  --------  --------  --------  --------
Costs and expenses
 Homebuilding
  Cost of home sales....  106,463   135,141   161,960   277,878   339,288    85,617   108,426
  Cost of land sales....    4,994     3,156     4,766     1,499    10,958        75    10,831
  Selling, general and
   administrative
   expenses.............   15,514    18,648    20,836    37,065    46,308    11,118    14,956
  Interest, net.........    2,239     1,341     5,498     4,456     4,993       938     1,149
  Inventory writedown...    5,000     7,500       --        --        --        --        --
 Mortgage banking and
  title operations
  Selling, general and
   administrative
   expenses.............    2,637     1,713     1,544     4,818     5,639     1,439     1,724
  Interest, net.........      (51)     (178)       14      (233)     (199)     (173)       55
                         --------  --------  --------  --------  --------  --------  --------
Total costs and
 expenses...............  136,796   167,321   194,618   325,483   406,987    99,014   137,141
                         --------  --------  --------  --------  --------  --------  --------
Equity in loss of
 unconsolidated joint
 ventures...............   (1,342)     (948)     (332)      --        --        --        --
                         --------  --------  --------  --------  --------  --------  --------
Income before taxes and
 extraordinary credits..      477     2,155    12,083    23,137    25,465     8,029     9,264
Income taxes............      361       863     4,983    10,054    11,644     3,513     4,040
                         --------  --------  --------  --------  --------  --------  --------
Income from operations..      116     1,292     7,100    13,083    13,821     4,516     5,224
Extraordinary gain from
 extinguishment of
 debt(1)................      --      5,299       --        --        --        --        --
                         --------  --------  --------  --------  --------  --------  --------
Net income.............. $    116  $  6,591  $  7,100  $ 13,083  $ 13,821  $  4,516  $  5,224
                         ========  ========  ========  ========  ========  ========  ========
Earnings per common
 share:
 Income from operations. $    .03  $    .27  $   1.38  $   2.11  $   1.99  $    .65  $    .75
 Net income(1)..........      .03      1.39      1.38      2.11      1.99       .65       .75
Earnings per common
 share assuming full
 dilution:
 Income from operations.      N/A  $    .27  $   1.30  $   1.88  $   1.82  $    .58  $    .66
 Net income(1)..........      N/A      1.34      1.30      1.88      1.82       .58       .66
Cash dividends per
 common share........... $    .20  $    .20  $    .20  $    .20  $    .20  $    .05  $    .05
Ratio of earnings to
 fixed charges,
 including mortgage
 banking operations(2)..       (3)     1.44x     1.91x     2.36x     1.99x     2.44x     2.44x
Ratio of earnings to
 fixed charges,
 excluding mortgage
 banking
 operations(2)(4).......       (3)     1.51      2.01      2.62      2.11      2.61      2.64

                                                   (continued on following page)

                                           MAY 31,                      AUGUST 31, 1995
                         -------------------------------------------- --------------------
                                                                                   AS
                           1991     1992     1993     1994     1995    ACTUAL  ADJUSTED(5)
                         -------- -------- -------- -------- -------- -------- -----------
                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Assets
 Homes, lots and im-
  provements in produc-
  tion.................. $ 93,739 $116,450 $142,589 $205,369 $291,331 $287,183  $287,183
                         ======== ======== ======== ======== ======== ========  ========
 Total homebuilding as-
  sets.................. $118,411 $140,598 $172,798 $266,384 $350,659 $349,602  $357,387
 Mortgage banking as-
  sets..................   24,301   22,176   14,727   39,106   36,174   35,017    35,017
                         -------- -------- -------- -------- -------- --------  --------
  Total assets.......... $142,712 $162,774 $187,525 $305,490 $386,833 $384,619  $392,404
                         ======== ======== ======== ======== ======== ========  ========
Debt
 Homebuilding........... $ 82,235 $ 81,293 $106,183 $144,048 $198,814 $187,986  $214,241
 Mortgage banking.......   22,146   20,448    8,604   24,271   34,011   33,102    17,662
                         -------- -------- -------- -------- -------- --------  --------
  Total debt............ $104,381 $101,741 $114,787 $168,319 $232,825 $221,088  $231,903
                         ======== ======== ======== ======== ======== ========  ========
Stockholders' equity.... $ 28,562 $ 44,428 $ 51,550 $ 98,560 $110,479 $115,423  $115,423
                         ======== ======== ======== ======== ======== ========  ========

                                                                         QUARTER ENDED
                                       YEAR ENDED MAY 31,                  AUGUST 31,
                          -------------------------------------------- -----------------
                            1991     1992     1993     1994     1995     1994     1995
                          -------- -------- -------- -------- -------- -------- --------
                                              (DOLLARS IN THOUSANDS)
HOUSING DATA(6)
Deliveries..............     1,249    1,470    1,769    2,831    3,202      826    1,029
New contracts, net......     1,317    1,627    2,000    2,844    3,427      718    1,284
Backlog at end of period
 (units)................       486      669      900    1,136    1,493    1,028    1,748
Backlog at end of period
 ($ value)..............  $ 53,180 $ 76,215 $107,499 $147,242 $198,126 $139,822 $234,177

--------
(1) Fiscal 1992 reflects the retirement of a note payable at an amount less than par.

(2) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from operations before income taxes plus fixed charges (net of capitalized interest). Fixed charges include interest expense plus capitalized interest and a portion of operating lease rental expense deemed to be representative of interest.

(3) Fiscal 1991 includes a pre-tax writedown of $5,000,000. After giving effect to such writedown, earnings for the fiscal year ended May 31, 1991 were inadequate to cover fixed charges and resulted in a coverage deficiency of $3,009,000.

(4) The Company believes that the ratio of earnings to fixed charges excluding interest expense attributable to the Company's mortgage banking operations may be helpful to investors in understanding the Company's ability to cover fixed charges for its homebuilding operations. See "Business--Mortgage Banking".

(5) As adjusted to give effect to the issuance and sale by the Company of the Notes and the application of the estimated net proceeds therefrom.

(6) Data for fiscal 1991 excludes the Company's proportionate share of homes sold and closed in unconsolidated joint ventures.

                                  RISK FACTORS

  Prospective purchasers of the Notes should consider carefully the factors set forth below as well as the other information set forth or incorporated by reference in this Prospectus prior to investing in the Notes.

THE HOUSING INDUSTRY

  Homebuilders, including the Company, are subject to various risks, such as economic recession, competitive overbuilding, changes in governmental regulation, increases in real estate taxes, energy costs or costs of materials and labor, the availability of suitable land, and the availability of construction funds or mortgage loans at rates acceptable to builders and homebuyers. In addition, increases in interest rates may have an adverse effect upon the Company's sales and could affect the availability of home financing to present and potential customers of the Company.

COMPETITION

  The single-family residential housing industry is highly competitive and the Company competes in each of its markets with numerous other national, regional and local homebuilders, some of which have greater resources than the Company. The Company's homes compete on the basis of quality, price, design, mortgage financing terms and location. See "Business--Operating Strategy". The Company also competes with developers of rental housing units and, to a lesser extent, condominiums.

SUBORDINATION

  The payment of principal of, premium, if any, and interest on the Notes will, to the extent set forth in the Indenture, be subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding at the date of the Indenture or later incurred. In the event of any default in the payment of the principal or interest with respect to any Senior Indebtedness or any default permitting the acceleration of Senior Indebtedness where notice of such default has been given to the Company, no payment with respect to the principal of or interest on the Notes will be made by the Company unless and until such default has been cured or waived. Upon any payment or distribution of the Company's assets to creditors upon any dissolution, winding up, liquidation, reorganization, bankruptcy, insolvency, receivership or other proceedings relating to the Company, whether voluntary or involuntary, the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon before the holders of the Notes will be entitled to receive any payment upon the principal of or premium, if any, or interest on the Notes. By reason of such subordination, in the event of the insolvency of the Company, holders of Notes may recover less ratably than holders of Senior Indebtedness and other creditors of the Company. See "Description of Notes--Subordination". As of August 31, 1995, as adjusted to give effect to the issuance of the Notes and the application of the proceeds therefrom, approximately $111,349,000 aggregate amount of Senior Indebtedness was outstanding.

  Substantially all operations of the Company are conducted through its subsidiaries and substantially all of its assets are owned or leased by those subsidiaries. Accordingly, the Company's cash flow and consequent ability to meet its obligations will depend to a significant extent upon the earnings of those subsidiaries and the availability of those earnings to the Company by way of dividends, distributions or repayment of advances. Claims of creditors (including trade creditors) of those subsidiaries may reduce significantly the funds otherwise available from the operations of such subsidiaries. As of August 31, 1995, as adjusted to give effect to the issuance of the Notes and the application of the proceeds therefrom, the amount of trade payables and other indebtedness of the Company's subsidiaries aggregated approximately $90,590,000.

  The Indenture will not prohibit or limit the ability of the Company or any of its subsidiaries to incur additional Senior Indebtedness or other indebtedness.

GROWTH THROUGH ACQUISITIONS

  During the past three years, the Company has expanded its operations into new housing markets primarily by means of acquisitions of existing homebuilders. The Company entered the Austin, San Antonio and South Florida markets in July 1993, January 1994 and November 1994, respectively, through acquisitions of existing homebuilders. The Company will continue to review opportunities to enter new housing markets that have demonstrated periods of strong population and employment growth. However, there can be no assurance that the Company will be able to locate or acquire other suitable acquisition candidates on acceptable terms, or that it will be successful in managing the operations of the entities acquired and effectively and profitably integrating such operations into the Company. Additionally, there can be no assurance that any future acquisitions will not have a material adverse effect on the Company's operating results, particularly during the period immediately following such acquisitions.

DEPENDENCE ON KEY PERSONNEL

  The Company's business is managed by a small number of executive officers. The loss of the services of one or more of these executive officers could have a material adverse effect on the business and operations of the Company.

REPURCHASE OF NOTES UPON A CHANGE IN CONTROL

  Upon a Change in Control, the Company will be required to offer to repurchase all of the outstanding Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. There can be no assurance that the Company will have sufficient funds available or will be permitted by its other indebtedness agreements to repurchase the Notes upon the occurrence of a Change in Control. The Change in Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. See "Description of Notes--Repurchase of Notes upon a Change in Control".

ABSENCE OF PUBLIC MARKET

  The Notes are a new issue of securities which have no established trading market. It is expected that the Notes will be sold to a limited number of investors. The Company has been advised by the Underwriters that they intend to make a market in the Notes after the consummation of this offering; however, the Underwriters are not obligated to do so, and any such market-making, if commenced, may be terminated at any time without notice. No assurance can be given as to the liquidity of the trading market, if any, for the Notes.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes are estimated to be $72,475,000 ($83,387,500 if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds as follows: (i) approximately $33,250,000 will be used to redeem the Old Convertible Notes,
(ii) approximately $10,000,000 will be used to reduce temporarily outstanding amounts under certain of the Company's revolving lines of credit (bearing interest at rates ranging from prime plus 1/4% to prime plus 1% at August 31,
1995) which were incurred for working capital purposes, (iii) approximately $13,348,000 will be used to reduce temporarily outstanding amounts under the Company's warehouse line of credit (bearing interest at 9.0% per annum at August 31, 1995) and (iv) the balance will be used for working capital and general corporate purposes. A portion of the net proceeds may be used to acquire 488,000 shares of Common Stock from the Wades. See "Prospectus Summary--The Company". Although the Company is continually evaluating acquisition opportunities, the Company currently has no agreements or understandings with respect to the acquisition of any homebuilding operations.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at August 31, 1995, and as adjusted to give effect to the issuance and sale by the Company of the Notes and the application of the estimated net proceeds therefrom. See "Use of Proceeds".

                                                            AUGUST 31, 1995
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Cash and cash equivalents(1)............................. $ 14,248   $ 22,033
                                                          ========   ========
Debt(2)
  Homebuilding
    Notes payable (including current maturities of ap-
     proximately $39,000,000)............................ $ 43,892   $ 27,892
    12% Senior Notes due 1999 (net of unamortized dis-
     count)..............................................  111,349    111,349
    6 7/8% Convertible Subordinated Notes due 2002 (net
     of unamortized discount)............................   32,745        --
    6 7/8% Convertible Subordinated Notes due 2002.......      --      75,000
                                                          --------   --------
      Total..............................................  187,986    214,241
                                                          --------   --------
  Mortgage banking
    Notes payable due within one year....................   15,440        --
    Bonds payable........................................   17,662     17,662
                                                          --------   --------
      Total..............................................   33,102     17,662
                                                          --------   --------
        Total debt.......................................  221,088    231,903
                                                          --------   --------
Stockholders' equity
  Common Stock, $.01 par value; 20,000,000 shares autho-
   rized; 7,080,900 shares issued(3).....................       71         71
  Treasury stock, at cost, 150,130 shares(1).............     (526)      (526)
  Capital in excess of par value.........................   59,610     59,610
  Retained earnings(4)...................................   56,268     56,268
                                                          --------   --------
        Total stockholders' equity.......................  115,423    115,423
                                                          --------   --------
Total capitalization..................................... $336,511   $347,326
                                                          ========   ========

--------
(1) If a portion of the net proceeds from the sale of the Notes is used to acquire 488,000 shares of Common Stock from the Wades, Cash and cash equivalents, as adjusted, would be $12,029,000 and Treasury stock, as adjusted, would be $(10,530,000).

(2) See Note E of "Notes to Consolidated Financial Statements" incorporated herein by reference for further information regarding the terms of the Company's indebtedness.

(3) Excludes 3,157,875 shares reserved for issuance upon conversion of the Notes and 428,630 shares reserved for issuance pursuant to options granted under the Company's stock option plans.

(4) The Company expects to record an extraordinary loss, net of taxes, of approximately $937,000 due to the write-off of unamortized discount and debt issuance costs relating to the redemption of the Old Convertible Notes.

                          PRICE RANGE OF COMMON STOCK

  Since December 15, 1993, the Company's Common Stock has traded on the New York Stock Exchange under the symbol "CON". Prior to that date, the Company's Common Stock was traded on the American Stock Exchange. The following table sets forth for each period indicated the high and low closing sales prices of the Company's Common Stock, as reported by the New York Stock Exchange Monthly Market Statistics Report or the American Stock Exchange Monthly Market Statistics, as the case may be:

                                                                   HIGH   LOW
                                                                  ------ ------
      Fiscal Year Ended May 31, 1994:
        First Quarter............................................ $22.50 $13.38
        Second Quarter...........................................  23.75  20.63
        Third Quarter............................................  23.88  18.50
        Fourth Quarter...........................................  21.38  13.88
      Fiscal Year Ended May 31, 1995:
        First Quarter............................................ $15.75 $13.38
        Second Quarter...........................................  17.25  13.50
        Third Quarter............................................  14.13  11.63
        Fourth Quarter...........................................  15.88  11.00
      Fiscal Year Ended May 31, 1996:
        First Quarter............................................ $21.13 $15.00
        Second Quarter (through November 6, 1995)................  22.50  19.38

                                DIVIDEND POLICY

  Since the first fiscal quarter of 1991, the Company has paid a quarterly cash dividend of $.05 per share. Declarations of dividends are within the discretion of the Board of Directors and are dependent upon various factors, including the earnings, cash flow, capital requirements and operating and financial condition of the Company. In addition, the Company's ability to pay dividends is restricted by certain of its loan agreements and the indenture governing its 12% Senior Notes due 1999. See Note E of Notes to Consolidated Financial Statements incorporated by reference in this Prospectus.

                                    BUSINESS

  The Company designs, constructs and sells high quality single-family homes targeted to entry-level and first-time move-up homebuyers. As of August 31, 1995, the Company was offering homes for sale in 55 communities in six markets. The Company is geographically diversified, currently operating in Phoenix, Arizona; Austin and San Antonio, Texas; Denver, Colorado; South Florida; and Southern California. The Company also offers mortgage banking services in Arizona to its homebuyers and in Texas to its homebuyers and to third parties.

OPERATING STRATEGY

  The following are the major elements of the Company's operating strategy:

  Geographic Diversification. The Phoenix metropolitan area has been the Company's primary market. The Company began diversifying its operations by expanding into Denver in 1987 and Southern California in 1988. Over the last three years, the Company entered the Austin, San Antonio and South Florida markets through the acquisition of homebuilders with established operations. The Company will continue to review opportunities to enter new housing markets that have demonstrated periods of strong population and employment growth.

  Product. The Company sells single-family homes targeted primarily to entry-level and first-time move-up buyers. The Company emphasizes quality homes with distinctive design features offered at affordable prices within each of its markets. The Company believes that today's home buyers are particularly value-oriented and that the entry-level and first-time move-up markets represent the largest segments of the homebuilding market. During fiscal 1995, the average sales price of the Company's homes was approximately $129,500. Additionally, the Company recently entered into a joint venture to begin constructing retirement homes in Phoenix. This represents the Company's first project in the retirement market and may represent an area of future growth.

  Cost Control. The Company controls the costs of construction through the efficient design of its homes and the favorable pricing it receives from certain subcontractors which perform a high volume of work for the Company. The Company's custom-designed management information systems also assist in controlling construction costs by making information available which allows the Company to monitor subcontractor performance and expenditures for each house built. As part of management's control of general and administrative expense, internal operations are continually monitored to reduce overhead and improve efficiency.

  Inventory Management. The Company's objective is to maintain a supply of land to meet anticipated homebuilding requirements for approximately two to three years. At August 31, 1995, the Company had approximately 34 months of inventory based on actual deliveries in fiscal 1995. To further control inventory, the Company builds speculative units only to maintain a limited inventory of homes available for quick delivery or to continue the construction sequence in a particular subdivision.

  Mortgage Banking. The Company's mortgage banking operations offer competitive financing alternatives to many of its homebuyers in Arizona and Texas (and to third parties in Texas), assisting customers through the loan application and approval process. These operations augment the Company's earnings and assist in home sales by enabling the Company to monitor the progress of mortgage applications.

LAND ACQUISITION AND DEVELOPMENT

  As of August 31, 1995, the Company operated 17 subdivisions in Phoenix, 16 subdivisions in Austin, seven subdivisions in Denver, seven subdivisions in San Antonio, four subdivisions in South Florida and four subdivisions in Southern California. The following table summarizes the Company's available lot inventory at August 31, 1995 by location:

                            AVAILABLE LOT INVENTORY

                                                                SITES AVAILABLE
                                               HOMES UNDER        FOR FUTURE
                                              CONSTRUCTION       CONSTRUCTION
                               TOTAL LOTS --------------------- ----------------
                               AVAILABLE  SOLD  SPECS(1) MODELS  UNSOLD    SOLD
                               ---------- ----- -------- ------ --------  ------
Phoenix.......................    3,472     833   176      49      2,244     170
Texas(2)......................    4,771     398   165      43      4,143      22
Denver........................    1,400      92    44      17      1,221      26
South Florida.................    1,340      73    11      14      1,197      45
Southern California...........      376      78    55      13        219      11
                                 ------   -----   ---     ---   --------  ------
Total.........................   11,359   1,474   451     136      9,024     274
                                 ======   =====   ===     ===   ========  ======

--------
(1) Speculative units are unsold homes under construction.
(2) Includes operations in Austin and San Antonio.

  The Company's objective is to maintain a supply of land to meet anticipated homebuilding requirements for approximately two to three years. At August 31, 1994 and 1995, the Company had an aggregate of 7,912 and 9,024 unsold lots, respectively, which represents approximately 34 months of inventory based on actual deliveries in each of fiscal 1994 and 1995. The Company believes that an adequate supply of undeveloped land is available in its markets to maintain current levels of homebuilding.

  As of August 31, 1995, the Company also owned 417 acres in Carlsbad, California, located in San Diego County. Discretionary city entitlements for this project, which will result in approximately 760 dwelling units, were approved by the Carlsbad City Council in March 1995. The Company is currently working with state and federal governmental agencies regarding environmental issues with regard to the property and is preparing final improvement plans for the project. The Company is unable to predict the date on which all additional approvals necessary to commence development will be received, but it is currently actively seeking these additional approvals and will commence development as soon as the aforementioned approvals are received and financing is obtained.

PRODUCT LINES

  The product line constructed by the Company in a particular subdivision is dependent upon many factors, including the housing generally available in the area, the needs of the particular market and the Company's cost of lots in the subdivision. The Company typically offers between three and sixteen floorplans within the same product line in each subdivision and often offers the same models in similar subdivisions. Models are periodically reviewed and updated to reflect changing homebuyer preferences. Both new models and design modifications are generally developed by Company employees.

  Homes sold by the Company typically have three to five bedrooms, two or more bathrooms and at least a two car garage. The Company offers a variety of options and upgrades, including the placement of certain walls, the style of kitchen and bathroom cabinetry, a selection of floor coverings and light fixtures, patios, decks, french doors and fireplaces, which allow homebuyers to customize their homes. Options and upgrades are generally priced to have a positive effect on profit margins.

                                 PRODUCT LINES

                                                LIVING AREA   BASE PRICE RANGE
                                               (SQUARE FEET) AT AUGUST 31, 1995
                                               ------------- -------------------
      Phoenix
       Move-up single-family.................. 1,636 - 3,761 $101,900 - $184,600
       Entry-level single-family.............. 1,287 - 2,484 $ 82,300 - $159,700
      Texas(1)
       Move-up single-family.................. 1,799 - 3,230 $122,300 - $165,400
       Entry-level single-family..............   924 - 2,630 $ 58,950 - $133,900
      Denver
       Move-up single-family.................. 1,820 - 3,096 $150,800 - $234,600
      South Florida
       Move-up single-family.................. 1,615 - 2,511 $132,900 - $168,900
       Entry-level single-family.............. 1,314 - 2,012 $ 89,500 - $139,900
      Southern California
       Move-up single-family.................. 2,883 - 4,093 $335,000 - $439,000
       Entry-level single-family.............. 1,803 - 3,165 $149,900 - $203,900

--------
(1)Includes operations in Austin and San Antonio.

                                HOMES DELIVERED

                               YEAR ENDED MAY 31,     QUARTER ENDED AUGUST 31,
                           -------------------------- -------------------------
                             1993     1994     1995       1994         1995
                           -------- -------- -------- ------------ ------------
Move-up single-family
  Revenues (000's).......  $ 56,293 $128,494 $208,026 $     51,376 $     56,006
  Units..................       350      811    1,281          327          336
  Average sales price....  $160,800 $158,400 $162,400     $157,100     $166,700
Entry-level single-family
  Revenues (000's).......  $143,719 $206,615 $206,692 $     53,724 $     76,940
  Units..................     1,419    1,976    1,921          499          693
  Average sales price....  $101,300 $104,600 $107,600     $107,700     $111,000
Townhomes and duplex
 homes
  Revenues (000's).......  $    --  $  4,922 $    --  $        --  $        --
  Units..................       --        44      --           --           --
  Average sales price....  $    --  $111,900 $    --  $        --  $        --
Total
  Revenues (000's).......  $200,012 $340,031 $414,718     $105,100     $132,946
  Units..................     1,769    2,831    3,202          826        1,029
  Average sales price....  $113,100 $120,100 $129,500     $127,200     $129,200

  Fluctuations in the number of homes delivered by product type are generally related to product availability, market conditions or the introduction of a new product.

CONTRACT BACKLOG

  Sales of the Company's homes are made pursuant to standard sales contracts which require a $500 to $2,500 deposit upon signing. The contract is generally cancellable if the customer is unable to obtain a mortgage commitment, usually within 60 days. A sale becomes part of backlog only upon receipt of a signed contract and a deposit. See "--Construction and Customer Service".

  The following table summarizes information related to the Company's backlog at the dates indicated:

                                                            AUGUST 31,
                                                   -----------------------------
                                                        1995           1994
                                                   -------------- --------------
                                                   UNITS DOLLARS  UNITS DOLLARS
                                                   ----- -------- ----- --------
                                                      (DOLLARS IN THOUSANDS)
   Phoenix........................................ 1,003 $126,424   613 $ 79,000
   Texas..........................................   420   46,733   274   31,004
   Denver.........................................   118   23,901    99   18,109
   South Florida..................................   118   16,731   --       --
   Southern California............................    89   20,388    42   11,709
                                                   ----- -------- ----- --------
     Total backlog................................ 1,748 $234,177 1,028 $139,822
                                                   ===== ======== ===== ========

  The Company anticipates that substantially all of the homes in backlog at August 31, 1995 will be delivered during the fiscal year ending May 31, 1996.

MARKETING

  The Company markets its homes to first-time and move-up buyers. Although the Company utilizes the services of independent brokers, approximately 39% of the Company's homes sold in fiscal 1995 were sold by Company commissioned personnel (without the assistance of independent brokers) from sales offices located in furnished model homes in the subdivisions. Sales personnel are trained by the Company and attend weekly meetings to be updated on financing availability, construction schedules and marketing and advertising plans. Company sales personnel and independent brokers are generally paid a commission at the time of closing of between 1% to 2% (depending on the market) and 3%, respectively, of the sales price of the home. The Company uses radio, newspapers, magazines, billboard displays, special promotional events and, occasionally, television in its marketing program.

  The Company builds its homes under the guidelines and specifications of the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"), thereby providing prospective buyers the added benefits of FHA-insured and VA-guaranteed mortgages.

CONSTRUCTION AND CUSTOMER SERVICE

  The Company designs and supervises the development and building of its projects. The construction period for the Company's homes during fiscal 1995 ranged from 100 to 180 days in Phoenix, from 75 to 120 days in Texas, from 120 to 180 days in Denver, from 90 to 120 days in South Florida and from 100 to 150 days in Southern California.

  The actual construction is performed for a fixed price by independent subcontractors, who are generally selected on a competitive basis. All stages of construction are supervised by the Company's on-site superintendents who coordinate the activities of subcontractors, subject their work to quality and cost controls and monitor compliance with zoning and building codes. The Company's management information systems also assist the Company in controlling the costs of construction by making information available which allows the Company to monitor subcontractor performance and expenditures. The Company believes its relationships with its subcontractors are good.

  The Company provides homebuyers with a one-year warranty on its homes for non-structural defects and a two-year warranty with respect to structural defects. In addition, the Company purchases, in certain locations, builder's liability insurance protection for major structural defects in the third through tenth year.

  In Phoenix, Denver, South Florida and Southern California, the Company constructs homes principally against orders which are evidenced by written contracts and modest escrow deposits. In fiscal 1995 and for the three months ended August 31, 1995, approximately 16% and 15%, respectively, of such contracts have been cancelled, a majority of such cancellations being attributable to the inability of the prospective purchaser to qualify for financing. The Company attempts to limit cancellations by training its sales force to determine the qualification of potential homebuyers at the sales office. The Company classifies a unit as speculative when construction commences on a unit that does not have a written contract. The Company may construct speculative units in order to maintain an inventory for quick delivery or to continue the construction sequence. The majority of the Company's speculative units are less than 50% complete. Historically, the Texas market constructs a proportionally larger number of speculative units than the Company's other markets. As a result of such cancellations and construction procedures, at August 31, 1994 and August 31, 1995 the Company had respectively 540 and 451 (including 229 and 165, respectively in Texas) speculative units under construction.

MORTGAGE BANKING

  The Company commenced mortgage banking operations in 1986 and all mortgage operations of the Company have been conducted by American Western Mortgage Company ("AWMC") and Miltex Management, Inc., which are approved by the FHA and VA as qualified mortgage lenders. As of July 1, 1995, all mortgage operations of the Company are being conducted by AWMC which has changed its name to CH Mortgage Company ("CHMC").

  As a mortgage banker, CHMC completes the processing of loan applications, performs credit checks, submits applications to mortgage lenders for approval, and originates and sells mortgage loans. CHMC has a $25,000,000 warehouse line of credit to fund the mortgage loans on an interim basis. CHMC bears the interest expense and receives the interest income while mortgages are warehoused. Accordingly, depending upon the relative interest rates of such loans and the related mortgages and the extent to which mortgages are financed, CHMC may have net interest income or expense during the warehouse period.

  CHMC establishes its interest rates and terms to facilitate the sale of the Company's homes through the originations of first mortgage loans utilizing programs established by the FHA, VA, GNMA and FNMA. Interest rates are generally established by prevailing market rates, although lower rates may be offered from time to time to remain competitive in certain markets.

  Each mortgage originated by CHMC contains the provision for a servicing fee (which is included as a part of the monthly payment made by the mortgagor) to be paid for the collection of, and accounting for, mortgage payments. This servicing fee provision is a separate interest in the mortgage that may be sold independently of, or together with, the mortgage itself. CHMC began retaining a portion of the servicing portfolio in fiscal 1991 and from time to time may continue to do so, although this is not expected to become a material part of the Company's business. During fiscal 1995, the Company sold significantly all of the servicing rights that were originated during such year, and is currently exploring the sale of the servicing rights it retained.

COMPETITION

  The single-family residential housing industry is highly competitive, and the Company competes in each of its markets with numerous other national, regional and local homebuilders, some of which have greater resources than the Company. The Company's homes compete on the basis of quality, price, design, mortgage financing terms and location. See "--Operating Strategy". The Company also competes with developers of rental housing units and, to a lesser extent, condominiums.

REGULATION

  The housing and mortgage banking industries are subject to extensive and complex regulations. The Company and its subcontractors must comply with various federal, state and local laws and regulations including zoning and density requirements, building, environmental, advertising and consumer credit rules and regulations as well as other rules and regulations in connection with its homebuilding and sales activities. These include requirements as to building materials to be used, building designs and minimum elevation of properties. The Company's homes are inspected by local authorities where required, and homes eligible for insurance or guarantees provided by the FHA and VA, respectively, are subject to inspection by the FHA or VA.

  The Company is also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning protection of health and the environment ("environmental laws"), as well as effects of environmental factors. The particular environmental laws which apply to any given homebuilding site vary greatly according to the site's location, the site's environmental condition and the present and former uses of the site. These environmental laws may result in delays, may cause the Company to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas.

  The Company's mortgage banking subsidiary must also comply with various federal and state laws and consumer credit rules and regulations as well as rules and regulations in connection with its mortgage lending activities. Additionally, mortgage loans originated under the FHA, VA, FNMA and GNMA are subject to rules and regulations imposed by such agencies.

EMPLOYEES

  At August 31, 1995, the Company and its subsidiaries employed approximately 467 persons, including corporate staff, sales personnel, construction personnel and mortgage and title staff. None of the Company's employees is covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

                              DESCRIPTION OF NOTES

  The Notes are to be issued under an Indenture, to be dated as of November 1, 1995 (the "Indenture"), between the Company and Manufacturers and Traders Trust Company, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever defined terms of the Indenture are referred to, such defined terms are incorporated herein by reference.

GENERAL

  The Notes will be unsecured, subordinated, general obligations of the Company, limited in aggregate principal amount to $86,250,000, including up to $11,250,000 principal amount solely to cover over-allotments, if any, and will mature on November 1, 2002. The Notes will bear interest from the date of issuance, or from the most recent date to which interest has been paid or provided for, at the rate stated on the cover page hereof, payable in arrears on May 1 and November 1 of each year, commencing May 1, 1996, to the persons in whose names the Notes are registered at the close of business on the preceding April 15 and October 15. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

  Principal and premium, if any, and interest on the Notes are to be payable, and the Notes will be exchangeable and transfers thereof will be registrable, at the offices of the Company or its agent maintained for such purposes in The City of New York; provided that payment of interest may, at the option of the Company, be made by check mailed to a holder at his registered address. The Notes will be convertible at the aforesaid offices of the Company or its agent.

  The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple thereof. The Notes are exchangeable and transfers thereof will be registered without charge therefor, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  When issued, the Notes will be a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes, but they are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

CONVERSION RIGHTS

  The holders of the Notes will be entitled at any time prior to the close of business on November 1, 2002, subject to prior redemption or repurchase, to convert such Notes or portions thereof (which are $1,000 or integral multiples thereof) into Common Stock, at the conversion rate stated on the cover page hereof, subject to adjustment as described below. The Company may also increase the conversion rate at any time, temporarily or otherwise, by any amount so long as the conversion rate does not cause Common Stock to be issued at less than its par value. The right to convert Notes called for redemption or subject to a right of repurchase will terminate at the close of business on the second business day prior to the redemption or repurchase date, and will be lost if not exercised prior to that time unless the Company defaults in making the payments due upon redemption or repurchase.

  If any Note is converted between the record date for the payment of interest and the next succeeding interest payment date, such Note must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted (unless such Note shall have been called for redemption, in which case no such payment shall be required), and the interest on the principal amount of the Note being converted will be paid on such next succeeding interest payment date to the registered holder of such Note on the immediately preceding record date except as provided in the

Indenture. A Note converted on an interest payment date need not be accompanied by any payment, and the interest on the principal amount of the Note being converted will be paid on such interest payment date to the registered holder of such Note on the immediately preceding record date. Subject to the aforesaid right of the registered holder to receive interest, no payment or adjustment will be made on conversion for interest accrued on the converted Note or for dividends on the Common Stock issued on conversion. Fractional shares of Common Stock shall not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the market price of the Common Stock on the first business day prior to the day of conversion, as provided in the Indenture.

  The conversion rate is subject to adjustment upon the occurrence of certain events, including, without duplication: (a) any payment of a dividend (or other distribution) payable in shares of Common Stock on any class of Capital Stock of the Company and any subdivision, combination or reclassification of the Common Stock, (b) any issuance to all holders of Common Stock of shares of Common Stock or rights, options or warrants entitling them to subscribe for or purchase shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, or rights, options or warrants to subscribe for or purchase such convertible or exchangeable securities, at less than the then current market price (as determined in accordance with the Indenture) of the Common Stock; provided, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the conversion rate will not be adjusted until such triggering events occur, (c) any distribution to all holders of Common Stock of evidences of indebtedness, shares of Capital Stock other than Common Stock, cash or other assets (including securities, but excluding those dividends and distributions referred to in clauses (a) and (b) above and excluding dividends and distributions paid exclusively in cash), (d) subject to certain exceptions, any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (c) above) to all holders of Common Stock in an aggregate amount that, combined together with (i) all other such all-cash distributions made within the then preceding 12 months for which no adjustment has been made and (ii) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 20% of the Company's market capitalization (defined as being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution, and (e) the completion of a tender offer made by the Company or any of its subsidiaries for Common Stock that involves an aggregate consideration that, together with (i) any cash and the fair market value of any other consideration payable in respect of any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer for which no adjustment has been made and (ii) the aggregate amount of any all-cash distributions referred to in (d) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer for which no adjustments have been made, exceeds 20% of the Company's market capitalization at the expiration of such tender offer.

  If the Company distributes rights or warrants (other than those referred to in clause (b) in the preceding paragraph) pro rata to all holders of Common Stock, so long as any such rights or warrants have not expired or been redeemed by the Company, the holder of any Note surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of Common Stock of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of Common Stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights or warrants, and (ii) if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of Common Stock into which such Note was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants. The conversion price of the Notes will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

  In case of any reclassification, consolidation or merger of the Company with or into another person or any merger of another person with or into the Company (with certain exceptions), or in case of any sale, transfer or conveyance of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of any holder of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto, after giving effect to any adjustment event.

  No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% of the price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

OPTIONAL REDEMPTION BY THE COMPANY

  The Notes will be redeemable at the option of the Company, in whole or in part (in any integral multiple of $1,000), at any time on or after November 1, 1998, on not less than 15 days, nor more than 60 days, notice mailed to the registered holders thereof at their last registered addresses, at the following redemption prices (expressed as percentages of the principal amount), together with accrued and unpaid interest to and including the date fixed for redemption, if redeemed during the 12-month period beginning November 1 of the following years:

              YEARS              REDEMPTION PRICE
              -----              ----------------
              1998..............     103.438%
              1999..............     102.292%
              2000..............     101.146%
              2001..............     100.000%
              2002..............     100.000%

  If less than all of the Notes are to be redeemed, the Trustee will select the particular Notes (or the portions thereof) to be redeemed either by lot, pro rata or by such other method as the Trustee shall deem fair and appropriate, but in any such event, in such manner as complies with applicable legal and stock exchange requirements. On or after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

  The Notes will not have the benefit of any sinking fund.

REPURCHASE OF NOTES UPON A CHANGE IN CONTROL

  If at any time there occurs a Change in Control of the Company, each holder of Notes shall have the right upon receipt of a Repurchase Right Notice (as defined below), at such holder's option, to require the Company to repurchase all of such holder's Notes, or a portion thereof which is $1,000 or any integral multiple thereof, on the date (the "Repurchase Date") that is no later than 45 days after the date of the Repurchase Right Notice at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the Repurchase Date.

  Within 30 days after the occurrence of a Change in Control, the Company or, at the request of the Company, the Trustee, shall deliver to all holders of record of the Notes a notice (the "Repurchase Right Notice") of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company shall deliver a copy of the Repurchase Right Notice to the Trustee. To exercise the repurchase right, on or before the 30th day after the date of the Repurchase Right Notice, holders of Notes must deliver written notice to the Company (or an agent designated by the Company for such purposes) of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer. Such written notice shall be irrevocable except with respect to conversions permitted prior to the Repurchase Date.

  The right to require the repurchase of Notes shall not continue after a discharge of the Company from its obligations under the Notes and the Indenture with respect to the Notes in accordance with Article 8 of the Indenture. Repurchase of the Notes may, under certain circumstances, constitute a default or event of default under Senior Indebtedness then outstanding and, in such instances, repurchase of the Notes would be prohibited unless and until such default has been cured or waived. See "--Subordination". The failure to repurchase the Notes in such instance would constitute an Event of Default. See "--Events of Default".

  If the Repurchase Date is between a regular record date for the payment of interest and the next succeeding interest payment date, any Note to be repurchased must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount to be repurchased (unless such Note shall have been called for redemption, in which case no such payment shall be required), and the interest on the principal amount of the Note being repurchased will be paid on such next succeeding interest payment date to the registered holder of such Note on the immediately preceding record date. A Note repurchased on an interest payment date need not be accompanied by any payment, and the interest on the principal amount of the Note being repurchased will be paid on such interest payment date to the registered holder of such Note on the immediately preceding record date.

  As used herein, a "Change in Control" of the Company shall be deemed to have occurred at such time as any person, together with its affiliates or associates, other than the Management Group (as defined below), is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction, of shares of capital stock of the Company entitling such person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote in elections of directors; provided that a Change in Control shall not be deemed to have occurred if either (i) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect on the day of the Change in Control or (ii) all of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of shares of common stock traded on a national securities exchange or through NASDAQ or another comparable quotation system. "Beneficial owner" shall be determined in accordance with Rule 13d-3, as in effect on the date of the execution of the Indenture, promulgated by the Commission under the Exchange Act. The "Management Group" shall consist of the executive officers of the Company as of the date of the Indenture, members of their immediate families, certain trusts for their benefit, and legal representatives of, or heirs, beneficiaries or legatees receiving Common Stock under, any such person's estate.

  If the Company is required to make an offer to repurchase the Notes as a result of the occurrence a Change in Control, there can be no assurance that the Company will have sufficient funds available to pay the purchase price for such Notes or will be permitted by its other indebtedness agreements to repurchase such Notes.

  If any repurchase pursuant to the foregoing provisions constitutes an "issuer tender offer" as defined in Rule 13e-4 under the Exchange Act, the Company will comply with the requirements of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which then may be applicable, including the filing of an Issuer Tender Offer Statement on Schedule 13E-4 with the Commission and the furnishing of certain information contained therein to the Note holders. The Company could, in the future, enter into certain significant transactions that would not constitute a Change in Control with respect to the Change in Control purchase feature of the Notes. The Change in Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

SUBORDINATION

  The payment of principal of and premium, if any, and interest on the Notes will, to the extent set forth in the Indenture, be subordinated and subject in right of payment to the prior payment in full of all Senior

Indebtedness of the Company, whether outstanding at the date of the Indenture or later incurred. In the event of any default in the payment of the principal of, or interest on, any Senior Indebtedness or any default permitting the acceleration of Senior Indebtedness where notice of such default has been given to the Company, no payment with respect to the principal or interest on the Notes will be made by the Company unless and until such default has been cured or waived. Upon any payment or distribution of the Company's assets to creditors upon any dissolution, winding up, liquidation, reorganization, bankruptcy, insolvency, receivership or other proceedings relating to the Company, whether voluntary or involuntary, the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon before the holders of the Notes will be entitled to receive any payment upon the principal of or premium, if any, or interest on the Notes.

  By reason of such subordination, in the event of the insolvency of the Company, holders of Notes may recover less ratably than holders of Senior Indebtedness and other creditors of the Company.

  "Senior Indebtedness" is defined in the Indenture as the principal of (and premium, if any) and interest on (a) any and all other indebtedness and obligations of the Company (including indebtedness of others guaranteed by the Company) other than the Notes, whether or not contingent and whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, which (i) is for money borrowed; (ii) is evidenced by any bond, note, debenture or similar instrument; (iii) represents the unpaid balance on the purchase price of any property, business, or asset of any kind; (iv) is an obligation of the Company as lessee under any and all leases of property, equipment or other assets required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles; (v) is a reimbursement obligation of the Company with respect to letters of credit; (vi) is an obligation of the Company with respect to interest swap obligations and foreign exchange agreements; or (vii) is an obligation of others secured by a lien to which any of the properties or assets (including, without limitation, leasehold interests and any other tangible or intangible property rights) of the Company are subject, whether or not the obligations secured thereby shall have been assumed by the Company or shall otherwise be the Company's legal liability and (b) any deferrals, amendments, renewals, extensions, modifications and refundings of any indebtedness or obligations of the types referred to above; provided that Senior Indebtedness shall not include (i) the Notes; (ii) the Old Convertible Notes; (iii) any indebtedness or obligation of the Company which, by its terms or the terms of the instrument creating or evidencing it, is not superior in right of payment to the Notes; (iv) any indebtedness or obligation of the Company to any of its subsidiaries and (v) any indebtedness or obligation incurred by the Company in connection with the purchase of assets, materials or services in the ordinary course of business and which constitutes a trade payable.

  As of August 31, 1995, as adjusted to give effect to the issuance of the Notes and the application of the proceeds therefrom, the amount of the Company's Senior Indebtedness aggregated approximately $111,349,000 and the amount of the trade payables and other indebtedness of the Company's subsidiaries aggregated approximately $90,590,000. The Notes will be effectively subordinated to all rights of third party creditors of the Company's subsidiaries. The Company and its subsidiaries expect from time to time to incur additional indebtedness, including, but not limited to, Senior Indebtedness. The Indenture will not prohibit or limit the incurrence of such additional indebtedness.

EVENTS OF DEFAULT

  The following shall constitute Events of Default with respect to the Notes:
(i) failure to pay the principal of any Note when such principal becomes due and payable at maturity, upon acceleration or otherwise, whether or not such payment is prohibited by the subordination provisions of the Indenture; (ii) failure to pay interest when due, whether or not such payment is prohibited by the subordination provisions of the Indenture, and such failure continues for a 30-day period; (iii) a default in the observance or performance of any other covenant or agreement of the Company in the Note or the Indenture that continues for the period and after the notice specified below; (iv) an event of default shall have occurred and be continuing under any other evidence of indebtedness of the Company of any of its subsidiaries, whether such indebtedness now exists or is created hereafter, which event of default results in the acceleration of such indebtedness which, together with any such other indebtedness so accelerated, aggregates more than $10,000,000 and such acceleration is not rescinded or indebtedness, paid or discharged for the period and after the notice specified below; (v) any final judgment or judgments for payment of money in excess of $10,000,000 in the aggregate shall be rendered against the Company or a subsidiary and shall remain unstayed, unsatisfied or undischarged for the period and after the notice specified below; and (vi) certain events of bankruptcy, insolvency or reorganization. The Company is required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company, an officer's certificate stating whether or not the signatories know of any default by the Company under the Indenture and the Notes and, if any default exists, describing such default.

  A default under clause (iii), (iv) or (v) above is not an Event of Default until the Trustee or the holders of at least 25% in principal amount of the Notes notify the Company of the default and the Company does not cure the default within 60 days with respect to clauses (iii) or (v), and within 30 days with respect to clause (iv), after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default." If the holders of 25% in principal amount of the outstanding Notes request the Trustee to give such notice on their behalf, the Trustee shall do so.

  In case an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization) shall have occurred and be continuing, the Trustee, by notice to the Company, or the holders of 25% of the principal amount of the Notes then outstanding, by notice to the Company and the Trustee, may declare the principal amount of the Notes, plus accrued interest, to be immediately due and payable. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, such amounts shall be due and payable without any declaration or any act on the part of the Trustee or the holders of the Notes. Such declaration of acceleration may be rescinded and past defaults may be waived by the holders of a majority of the principal amount of the Notes upon conditions provided in the Indenture. Except to enforce the right to receive payment of principal or interest when due, no holder of a Note may institute any proceeding with respect to the Indenture or for any remedy thereunder unless such holder has previously given to the Trustee written notice of a continuing Event of Default and unless the holders of 25% of the principal amount of the Notes then outstanding have requested the Trustee to institute proceedings in respect of such Event of Default and have offered the Trustee reasonable indemnity against loss, liability and expense to be thereby incurred, the Trustee has failed so to act for 60 days after receipt of the same and during such 60-day period the holders of a majority of the principal amount of the Notes have not given the Trustee a direction inconsistent with the request. Subject to certain restrictions, the holders of a majority in principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture, that is unduly prejudicial to the rights of any holder of a Note or that would involve the Trustee in personal liability and the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

MODIFICATION OF THE INDENTURE

  Except in certain circumstances, the Indenture, and obligations of the Company and the rights of the holders of the Notes may be modified by the Company only with the consent of the holders of more than 50% in aggregate principal amount of the outstanding Notes; but no modifications of certain provisions of the Indenture including any modification of the terms of payment of principal (or premium, if any) or interest or a modification adversely affecting the terms of conversion or reducing the percentage required for modification will be effective against any holder of Notes without such holder's consent.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

  The Company shall not consolidate or merge with or into any other entity or, directly or indirectly, sell, assign, transfer or lease all or substantially all of its assets to any person unless (i) the surviving or successor entity in the event of a merger or consolidation, or the person to which a sale, assignment, transfer or lease is made (a) is an entity organized and existing under the laws of the United States, any state thereof or the District of Columbia and (b) expressly assumes by supplemental indenture all the obligations of the Company under the Notes and the Indenture; and (ii) immediately after giving effect to such transaction, no Event of Default and no event which, after notice or lapse of time, or both, would become an Event of Default, exists.

DISCHARGE OF INDENTURE

  The Company may terminate substantially all of its obligations under the Indenture at any time by delivering all outstanding Notes to the Trustee for cancellation and paying any other sums payable under the Indenture.

  The Company may terminate substantially all of its obligations under the Indenture, other than the obligations to pay the principal of, premium, if any, and interest on the Notes and to provide for the conversion of the Notes prior to maturity, at any time during the final year of the term of the Notes, by depositing with the Trustee or a paying agent money or non-callable United States government obligations sufficient to pay all remaining indebtedness of the Notes.

GOVERNING LAW

  The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

                          DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $.01 par value per share, and 2,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock").

COMMON STOCK

  At September 30, 1995, there were 6,949,715 shares of Common Stock outstanding (excluding treasury shares). Each holder of Common Stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by the Company's stockholders. Holders of Common Stock do not have cumulative voting rights.

  The holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to receive pro rata all assets available for distribution to stockholders. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable, and, when issued upon conversion of the Notes in accordance with the terms of the Notes and the Indenture, the shares of Common Stock to be issued upon conversion of the Notes will be fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors of the Company has authority to issue up to 2,000,000 shares of Preferred Stock in one or more series and to determine the rights, preferences, privileges and restrictions for each such series. This authority eliminates delays associated with a stockholder vote on specific issuances. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company.

  The voting and other rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future.

LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Pursuant to authority conferred by Section 102 of the Delaware General Corporation Law (the "DGCL"), the Company's Certificate of Incorporation (the "Certificate") contains a provision providing that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for
(i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends as provided in Section 174 of the DGCL and (iv) any transaction from which the director derived an improper personal benefit. This provision is intended to eliminate the risk that a director might incur personal liability to the Company or its stockholders for breach of the duty of care. The Certificate also provides that if Delaware law is amended to eliminate or limit further the liability of directors, then the liability of a director of the Company shall be eliminated or limited, without further stockholder action.

  Section 145 of the DGCL contains provisions permitting and, in some situations, requiring Delaware corporations, such as the Company, to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with their service to the corporation in those capacities. The Company's By-Laws contain such a provision requiring indemnification by the Company of its directors and officers to the fullest extent permitted by law, as the law may be amended from time to time.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock. Such provisions could render the Company more difficult to be acquired pursuant to an unfriendly acquisition by a third party by making it more difficult for such person to obtain control of the Company without the approval of the Board of Directors.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Norwest Bank Minnesota, N.A.

                                  UNDERWRITING

  Subject to the terms and subject to the conditions set forth in the underwriting agreement (the "Underwriting Agreement") between the Company and PaineWebber Incorporated and Smith Barney Inc. (the "Underwriters"), the Company has agreed to issue and sell to the Underwriters severally, and the Underwriters have severally agreed to purchase from the Company, the respective principal amounts of Notes offered hereby set forth opposite their respective names below:

                                                               PRINCIPAL AMOUNT
        UNDERWRITER                                                OF NOTES
        -----------                                            ----------------
     PaineWebber Incorporated.................................   $45,000,000
     Smith Barney Inc. .......................................    30,000,000
                                                                 -----------
       Total..................................................   $75,000,000
                                                                 ===========

  The Underwriting Agreement provides that the obligation of the Underwriters to purchase the Notes is subject to the approval of certain legal matters by counsel and to certain other conditions. If any Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Notes must be so purchased.

  The Underwriters have advised the Company that they propose to offer the Notes to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers at such offering price less a concession not to exceed 1.80% of the principal amount of the Notes. Each Underwriter may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering of the Notes, the offering price and other selling terms may be changed.

  There is currently no public market for the Notes. The Notes are a new issue of securities, have no established trading market and may not be widely distributed. The Underwriters have indicated that they presently intend to make a market in the Notes, subject to applicable laws and regulations. However, the Underwriters are not obligated to do so and any such market-making may be discontinued without notice at any time, at an Underwriter's sole discretion. There can be no assurance that an active market for the Notes will develop or, if a market does develop, at what prices the Notes will trade. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price thereof, depending on many factors, including prevailing interest rates, general economic conditions, the Company's operating results and the market for similar debt securities. To the extent that an active trading market for the Notes does not develop, the liquidity and trading prices for the Notes may be adversely affected.

  The Company has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an additional $11,250,000 in aggregate principal amount of the Notes at the same price as the initial $75,000,000 aggregate principal amount of the Notes to be purchased by the Underwriters. The Underwriters may exercise such option solely to cover over-allotments in the sale of the Notes.

  The Company and its Chairman and Chief Executive Officer have agreed with the Underwriters that they will not, without the prior written consent of the Underwriters, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any shares of Common Stock beneficially owned by them, or any securities convertible into, or exchangeable for, such shares of Common Stock, except those offered hereby or disposed of as bona fide gifts and except, in the case of the Company, in connection with certain employee benefit plans, for a period of 90 days from the date of the Underwriting Agreement.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  Certain legal matters relating to the issuance and sale of the Notes offered hereby are being passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York.

                                    EXPERTS

  The audited financial statements incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Documents by Reference....................................   2
Prospectus Summary.........................................................   3
Risk Factors...............................................................   7
Use of Proceeds............................................................   8
Capitalization.............................................................   9
Price Range of Common Stock................................................  10
Dividend Policy............................................................  10
Business...................................................................  11
Description of Notes.......................................................  17
Description of Capital Stock...............................................  23
Underwriting...............................................................  25
Legal Matters..............................................................  26
Experts....................................................................  26


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                                  $75,000,000

                        CONTINENTAL HOMES HOLDING CORP.

                6 7/8% CONVERTIBLE SUBORDINATED NOTES DUE 2002

                                ---------------

                                  PROSPECTUS

                                ---------------


                           PAINEWEBBER INCORPORATED

                               SMITH BARNEY INC.


                                ---------------

                               NOVEMBER 6, 1995


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